UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sable Offshore Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78574H104

(CUSIP Number)

James C. Flores

700 Milam Street, Suite 3300,

Houston, Texas 77002

(713) 579-6106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78574H104	13D	Page 1 of 4 pages

1	Names of Reporting Persons James C. Flores
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,670,120
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,670,120
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,670,120
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.5%
14	Type of Reporting Person IN

CUSIP No. 78574H104	13D	Page 2 of 4 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 22, 2024, as amended to date (the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Sable Offshore Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 4 of this Amendment No. 1 is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement of Purchase and Sale

On October 3, 2024, Sable Aviation, LLC, an entity controlled by the Reporting Person, and the Issuer entered into an Agreement of Purchase and Sale, pursuant to which Sable Aviation, LLC sold transportation assets and related equipment in exchange for 600,000 shares of Common Stock.

CUSIP No. 78574H104	13D	Page 3 of 4 pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 79,729,374 shares of Common Stock outstanding as of October 4, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
James C. Flores	17,670,120	20.5%	17,670,120	0	17,670,120	0

The share amount reported herein consists of (i) 7,963,750 shares of Common Stock held by the Reporting Person, (ii) 2,625,000 shares of Common Stock held by family limited partnerships, over which the Reporting Person has sole investment and voting discretion, (iii) 600,000 shares of Common Stock held by Sable Aviation, LLC, over which the Reporting Person has sole voting and dispositive power and (iv) 6,481,370 shares of Common Stock underlying Warrants held by the Reporting Person that are exercisable within 60 days.

(c)	Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 78574H104	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2024
	By:	/s/ James C. Flores
	Name:	James C. Flores